**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-70553 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING <u>01/01/21</u> AND ENDING <u>12/31/21</u>
                                      MM/DD/YY                                   MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Montec Securities LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>510 Madison Avenue, 10th fllor</u>
                                  (No. and Street)

| <u>New York</u> | <u>NY</u> | <u>10022</u> |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Charlene F. Wilson 623-533-4407</u>            <u>cwilson2montecsecurities.com</u>

| (Name) | (Area Code – Telephone Number) | (Email Address) |
| --- | --- | --- |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Ernst & Young LLP</u>
            (Name – if individual, state last, first, and middle name)

| <u>One Manhattan West</u>, 401 9th Ave. <u>New York</u> | <u>NY</u> | <u>10001</u> |
| --- | --- | --- |
| (Address)            (City) | (State) | (Zip Code) |

<u>10/20/2003</u>                                           <u>42</u>

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
| --- | --- |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Nick Crawford _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Montec Securities LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



VANDANE WALKER
Notary Public - State of New York
NO. 01WA6361463
Qualified in Bronx County
My Commission Expires Aug 12, 2025



Notary Public

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Statement of Financial Condition**
**Montec Securities LLC**
**December 31, 2021**
**With Report of Independent Registered Public Accounting Firm**
**(SEC ID No. 8-70553)**

**Montec Securities LLC**
**Statement of Financial Condition**
**Year ended December 31, 2021**

Contents

Facing page and Oath and Affirmation

|                                                                 | **Page** |
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| Report of Independent Registered Public Accounting Firm         |          |
| Financial Statement:                                            |          |



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

## Report of Independent Registered Public Accounting Firm

To the Member and Management of Montec Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Montec Securities LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Company's auditor since 2021.
March 29, 2022

**Montec Securities LLC**
**Statement of Financial Condition**
**December 31, 2021**


**ASSETS**
   Cash and cash equivalents                $ 4,837,253
   Fixed assets                               12,389
   Prepaid expenses                      75,018
**TOTAL ASSETS**                     **$ 4,924,660**


**LIABILITIES & MEMBER'S EQUITY**
   **Liabilities**
      Accounts Payable and accrued expenses     $    290,956
   **Total Liabilities**                      **290,956**

   **Member's Equity**                  4,633,704
**TOTAL LIABILITIES & MEMBER'S EQUITY**    **$ 4,924,660**


*The accompanying notes are an integral part of these financial statements.*

**Montec Securities LLC**
**Notes to Statement of Financial Condition**
**December 31, 2021**
**Amounts in US Dollars**

## 1. Organization

Montec Securities LLC (the "Company") is a Limited Liability Company under the laws of Delaware, formed on May 26, 2020. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Montec Securities Funding LLC ("Parent"). The Parent is a wholly owned subsidiary of Capula Global Relative Value Master Fund Limited, ("Ultimate Parent").

The Company plans to engage in trading securities, including U.S. government securities and in repurchase/reverse repurchase transactions for its affiliates.

There were no trades in 2021. Future trades will be clearing through Bank of New York Mellon, the Company's clearing agent.

## 2. Significant Accounting Policies

### Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less. The Company had no cash equivalents at December 31, 2021.

The Company maintains its cash with major financial institutions, which at times may exceed the Federal Depository Insurance Corporation ("FDIC") limit of $250,000. The Company has not experienced any losses in such accounts.

### Income Taxes

The Company is a Limited Liability Company which is wholly-owned by the Parent who is a taxpayer and, accordingly, the Company is a "disregarded entity" for tax purposes. No provision for income taxes is provided in the Company's financial statements.

### Depreciation

Computer software is depreciated over its estimated useful life (3 years) using the straight-line method.

**Montec Securities LLC**
**Notes to Statement of Financial Condition (continued)**

3. **Related-Party Transactions**

The Company entered into an administrative services agreement with Capula Investment US LP ("CIUS") from which it receives the benefit of certain facilities and services paid for by CIUS. The Company is allocated certain overhead expenses including human resource services, information technology services, legal and administrative support services based on actual time spent. Rent and utilities are payable based upon a set percentage representing a pro-rata share of the office space occupied by the Company.

Compensation expenses for the Company's CEO are allocated to the Company based on an estimate of time spent.

During the period, the Company incurred expenses of $226,489 to CIUS for allocated expenses pursuant to the expense sharing agreement. These allocated expenses are generally settled on a quarterly basis. At December 31,2021, there were no outstanding payables to CIUS.

4. **Regulatory Requirements**

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of a minimum net capital. The Company utilizes the alternative method available under the Rule and is required to have net capital equal to the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2021, the Company had a net capital of $4,546,297 which was $4,296,297 in excess of its required net capital of $250,000.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073. The Company does not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

5. **Commitments and Contingencies**

As of December 31, 2021 the Company had no commitments or contingencies that required disclosure.

6. **Subsequent Events**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material events that would require adjustments to, or disclosure in, the Company's financial statements.